SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          WESTERN WIRELESS CORPORATION
                                (Name of Issuer)


                              CLASS A COMMON STOCK
                         (Title of Class of Securities)


                                    95988E204
                                 (CUSIP Number)

                              Leonard Q. Slap, Esq.
                                Edwards & Angell
                               101 Federal Street
                              Boston, MA 02110-1800
                                 (617) 439-4444
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                OCTOBER 31, 1997
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

CUSIP NO.
95988E204

1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

Media/Communications Partners II Limited Partnership
04-3119722

2. Check the Appropriate Box if a Member of a Group

         (a)  X
         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or place of Organization

Delaware

Number of                 7     Sole Voting Power
Shares
Beneficially                      2,893,041

Owned By                  8     Shared Voting Power
Each
Reporting                         -0-

Person With               9     Sole Dispositive Power
                                  2,893,041

                         10     Shared Dispositive Power

                                  -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,893,041

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares         X

13. Percent of Class Represented by Amount in Row (11)

15.2% as calculated in accordance with Rule 13d-3(d)(1); 4.0% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

PN

CUSIP NO.
95988E204

1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

M/CP II Limited Partnership
 04-3119726

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Delaware

Number of                 7     Sole Voting Power
Shares
Beneficially                          2,893,041

Owned By                  8     Shared Voting Power
Each
Reporting                                   -0-

Person With               9     Sole Dispositive Power

                                       2,893,041

                           10     Shared Dispositive Power

                                            -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,893,041

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares       X

13. Percent of Class Represented by Amount in Row (11)

15.2% as calculated in accordance with Rule 13d-3(d)(1); 4.0% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

PN

CUSIP NO.
95988E204

1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

M/C II General Partner-D, Inc.
04-3169188

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Delaware

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             2,893,041

Person With               9     Sole Dispositive Power

                                          -0-

                           10     Shared Dispositive Power

                                      2,893,041

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,893,041

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares         X

13. Percent of Class Represented by Amount in Row (11)

15.2% as calculated in accordance with Rule 13d-3(d)(1); 4.0% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

CO

CUSIP NO.
95988E204

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

M/C II General Partner-R, Inc.
04-3169166

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Delaware

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             2,893,041

Person With               9     Sole Dispositive Power

                                          -0-

                           10     Shared Dispositive Power

                                      2,893,041

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,893,041

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        X

13. Percent of Class Represented by Amount in Row (11)

15.2% as calculated in accordance with Rule 13d-3(d)(1); 4.0% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

CO

CUSIP NO.
95988E204

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

M/C II General Partner-S, Inc.
04-3169167

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Delaware

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             2,893,041

Person With               9     Sole Dispositive Power

                                          -0-

                         10     Shared Dispositive Power

                                      2,893,041

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,893,041

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares     X

13. Percent of Class Represented by Amount in Row (11)

15.2% as calculated in accordance with Rule 13d-3(d)(1); 4.0% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

CO

CUSIP NO.
95988E204

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

M/C II General Partner-J, Inc.
04-3169170

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Delaware

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             2,893,041

Person With               9     Sole Dispositive Power

                                          -0-

                           10     Shared Dispositive Power

                                      2,893,041

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,893,041

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares      X

13. Percent of Class Represented by Amount in Row (11)

15.2% as calculated in accordance with Rule 13d-3(d)(1); 4.0% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

CO

CUSIP NO.
95988E204

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

M/C II General Partner-C, Inc.
04-3309242

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Delaware

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             2,893,041

Person With               9     Sole Dispositive Power

                                          -0-

                           10     Shared Dispositive Power

                                      2,893,041

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,893,041

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        X

13.  Percent of Class Represented by Amount in Row (11)

15.2% as calculated in accordance with Rule 13d-3(d)(1); 4.0% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

CO

CUSIP NO.
95988E204

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

M/C II General Partner-H, Inc.
04-3169229

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Delaware

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             2,893,041

Person With               9     Sole Dispositive Power

                                          -0-

                           10     Shared Dispositive Power

                                      2,893,041

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,893,041

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        X

13. Percent of Class Represented by Amount in Row (11)

15.2% as calculated in accordance with Rule 13d-3(d)(1); 4.0% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

CO

CUSIP NO.
95988E204

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

David D. Croll
###-##-####

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

USA

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             3,015,396

Person With               9     Sole Dispositive Power

                                          -0-

                           10     Shared Dispositive Power

                                      3,015,396

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,015,396

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

15.8% as calculated in accordance with Rule 13d-3(d)(1); 4.2% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

IN

CUSIP NO.
95988E204

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

Richard H. Churchill, Jr.
###-##-####

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

USA

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             3,015,396

Person With               9     Sole Dispositive Power

                                          -0-

                           10     Shared Dispositive Power

                                      3,015,396

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,015,396

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

15.8% as calculated in accordance with Rule 13d-3(d)(1); 4.2% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

IN

CUSIP NO.
95988E204

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

Stephen F. Gormley
###-##-####

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

USA

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             3,015,396

Person With               9     Sole Dispositive Power

                                          -0-

                           10     Shared Dispositive Power

                                      3,015,396

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,015,396

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

15.8% as calculated in accordance with Rule 13d-3(d)(1); 4.2% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

IN

CUSIP NO.
95988E204

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

James F. Wade
###-##-####

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

USA

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             3,015,396

Person With               9     Sole Dispositive Power

                                          -0-

                           10     Shared Dispositive Power

                                      3,015,396

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,015,396

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

15.8% as calculated in accordance with Rule 13d-3(d)(1); 4.2% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

IN

CUSIP NO.
95988E204

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

Christopher S. Gaffney
###-##-####

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

USA

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             2,893,041

Person With               9     Sole Dispositive Power

                                          -0-

                           10     Shared Dispositive Power

                                      2,893,041

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,893,041

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares      X

13. Percent of Class Represented by Amount in Row (11)

15.2% as calculated in accordance with Rule 13d-3(d)(1); 4.0% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

IN

CUSIP NO.
95988E204

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

John G. Hayes
###-##-####

2. Check the Appropriate Box if a Member of a Group (a) X

         (b) _____

3. SEC Use Only

4. Source of Funds

AF,OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

USA

Number of                 7     Sole Voting Power
Shares
Beneficially                            -0-

Owned By                  8     Shared Voting Power
Each
Reporting                             2,893,041

Person With               9     Sole Dispositive Power

                                          -0-

                           10     Shared Dispositive Power

                                      2,893,041

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,893,041

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares      X

13. Percent of Class Represented by Amount in Row (11)

15.2% as calculated in accordance with Rule 13d-3(d)(1); 4.0% based on outstanding shares of Class A Common Stock and Class B Common Stock

14. Type of Reporting Person

IN

 ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Class A Common Stock, no par value per share (the "Class A Common Stock"), of Western Wireless Corporation, a Washington corporation (the "Company").

The principal executive offices of the Company are located at 2001 NW Sammamish Road, Issaquah, Washington 98027.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is being filed by Media/Communications Partners II Limited Partnership ("M/C Partners II"), M/CP II Limited Partnership ("M/CP"), M/C II General Partner-D, Inc. ("M/C-D"), M/C II General Partner-R, Inc. ("M/C-R"), M/C II General Partner-S, Inc. ("M/C-S"), M/C II General Partner-J, Inc. ("M/C-J"), M/C II General Partner-C, Inc. ("M/C-C"), M/C II General Partner-H, Inc. ("M/C-H"), David D. Croll ("Croll"), Richard H. Churchill, Jr. ("Churchill"), Stephen F. Gormley ("Gormley"), James F. Wade ("Wade"), Christopher F. Gaffney ("Gaffney") and John G. Hayes ("Hayes") (collectively, the "Filing Persons")./1/

/1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

The principal business address of each of M/C Partners II, M/CP, M/C-D, M/C-R, M/C-S, M/C-J, M/C-C and M/C-H is 75 State Street, Suite 2500, Boston, MA 02109. M/C Partners II, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in venture capital investments and other private equity transactions in the media and communications industry. M/CP, a Delaware limited partnership, was formed to serve as the sole general partner of M/C Partners II. M/C-D, M/C-R, M/C-S, M/C-J, M/C-C and M/C-H, each of which is a Massachusetts corporation, were formed to serve as the six general partners of M/CP. Croll owns 100% of the issued and outstanding capital stock of M/C-D; Churchill owns 100% of the issued and outstanding capital stock of M/C-R; Gormley owns 100% of the issued and outstanding capital stock of M/C-S; Wade owns 100% of the issued and outstanding capital stock of M/C-J; Gaffney owns 100% of the issued and outstanding capital stock of M/C-C and Hayes owns 100% of the issued and outstanding capital stock of M/C-H.

Each of the Filing Persons that is a natural person, consisting of Croll, Churchill, Gormley, Wade, Gaffney and Hayes, has a business address at c/o TAC Partners, Inc., 75 State Street, Suite 2500, Boston, MA 02109, and each such person is an employee of TAC Partners, Inc. TAC Partners, Inc. provides administrative and accounting services for several venture capital funds with whom such persons are affiliated, including but not limited to M/C Partners II. Each of the Filing Persons that is a natural person is a citizen of the United States.

During the last five years, none of the Filing Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Company was formed in July 1994 as the result of a business combination (the "Business Combination") of General Cellular Corp. and Pacific Northwest Cellular. Between October 1992 and November 1994, M/C Partners II and Media/Communications Investors Limited Partnership, a Massachusetts limited partnership ("M/C Investors"), purchased the common stock of General Cellular Corp. in a series of venture capital investment transactions. M/C Investors' general partners consist of four Massachusetts corporations; the sole stockholder of each such corporation is Croll, Churchill, Gormley and Wade, respectively. The funds used by M/C Partners II and M/C Investors to purchase the shares of General Cellular Corp. common stock described below were obtained by each of them from capital contributions made by their respective partners:

Purchasing Entity     Date        Shares        Purchase Price

M/C Partners II       10/22/92    669,798       $8,957,625
                      10/26/92     27,569          303,255
                      11/8/93     121,282        1,516,025
                      11/17/93      1,982           24,775

M/C Investors         10/22/92     25,302       $  338,374
M/C Investors         10/26/92      1,041           11,455
M/C Investors         11/8/93       4,582           58,275
M/C Investors         11/17/93         75              938


In connection with the Business Combination, each share of outstanding General Cellular Corp. common stock was exchanged for one share of the Company's Class B Common Stock, no par value per share ("Class B Common Stock", and, together with the Class A Common Stock, the "Common Stock"). Accordingly, on November 7, 1994 the Company issued 820,631 shares of Class B Common Stock to M/C Partners II in exchange for its 820,631 shares of General Cellular Corp. common stock, and issued 31,000 shares of Class B Common Stock to M/C Investors in exchange for its 31,000 shares of General Cellular Corp. common stock.

On July 27, 1995, M/C Investors purchased from Craig W. Viehweg ("Viehweg") 7,812 shares of Class B Common Stock for an aggregate purchase price of $273,000, which purchase price was funded from the capital contributions made by the partners of M/C Investors.

On or about May 22, 1996,  each share of Class B Common Stock was converted into
3.1 shares of Class B Common Stock.

As a result of these transactions, M/C Partners II beneficially owned 2,543,956 shares and M/C Investors beneficially owned 120,317 shares of Class B Common Stock, respectively. Pursuant to the Company's Articles of Incorporation, shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock on a one- for-one basis and generally convert automatically into shares of Class A Common Stock immediately upon any transfer of the Class B
Common Stock other than a transfer from an original holder of Class B Common Stock to certain affiliates of such holder.

On May 29, 1996, the Company consummated its initial public offering ("IPO") of Class A Common Stock. M/C Partners II converted 848,699 shares of Class B Common Stock into Class A Common Stock on a one-for-one basis, and sold such shares in the IPO. M/C Investors converted 40,139 shares of Class B Common Stock into Class A Common Stock on a one-for-one basis, and sold such shares in the IPO. On December 4, 1996, M/C Partners II converted 668,388 shares of Class B Common Stock, and M/C Investors converted 31,612 shares of Class B Common Stock, respectively, into Class A Common Stock on a one-for-one basis, for the purpose of anticipated sales of such shares. On October 30, 1997, M/C Partners II sold 45,000 shares of Class A Common Stock in a privately negotiated transaction at a price of $17.00 per share, for gross proceeds of $765,000.

Pursuant to the terms of an Agreement and Plan of Merger dated April 24, 1997, which closed on October 31, 1997 (the "Merger Agreement"), by and among the Company, Minnesota Cellular Corporation, a Delaware corporation ("Western Sub"), Triad Investment Minnesota, Inc., a Delaware corporation ("TIM"), Barry B. Lewis ("Lewis") Viehweg, Terry E. Purvis ("Purvis") Triad Cellular L.P., a Delaware limited partnership, Triad Minnesota, L.P., a Delaware limited partnership , M/C Partners II and M/C Investors, TIM was merged with and into Western Sub, with TIM as the surviving corporation (the "Merger"). TIM operates cellular telecommunications systems in various Rural Service Area markets in Minnesota. In connection with the Merger, all of the 3,000 shares of TIM common stock outstanding immediately prior to the Merger were exchanged for and converted into 1,600,000 shares of Class A Common Stock, plus cash of approximately $191,354, which amount is subject to further post-closing adjustments. The 1,600,000 shares of Class A Common Stock and cash were distributed to TIM's stockholders (consisting of M/C Partners II, M/C Investors, Barry, Viehweg and Purvis), in proportion to their relative holdings of TIM common stock. M/C Partners II received 1,242,784 shares and approximately $148,625 in cash and M/C Investors received 42,176 shares of Class A Common Stock and approximately $5,045 in cash. In order to secure certain indemnification obligations of TIM's stockholders under the Merger Agreement and related agreements, a pro rata portion of each TIM stockholder's shares of Class A Common Stock issued upon the closing of the Merger (an aggregate of 480,000 shares) have been placed into escrow in accordance with the terms of an Escrow Agreement dated October 31, 1997 (the "Escrow Agreement").


ITEM 4.  PURPOSE OF THE TRANSACTION

The foregoing acquisitions of the Common Stock of the Company were made for investment purposes. None of the Filing Persons has any present plans or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Each of Filing Persons, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Class A Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. The Filing Persons may purchase additional shares of Class A Common Stock or may sell shares of Common Stock from time to time in public or private transactions (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Each of M/C Partners II, M/CP, M/C-D, M/C-R, M/C-S, M/C-J, M/C-C, M/C-H, Gaffney and Hayes beneficially owns 2,893,041 shares of Common Stock (consisting of 1,866,172 shares of Class A Common Stock and 1,026,869 shares of Class B Common Stock). Each of Croll, Churchill, Gormley and Wade beneficially owns 3,015,396 shares of Common Stock (consisting of 1,939,960 shares of Class A Common Stock and 1,075,436 shares of Class B Common Stock). Based on information obtained telephonically from the Company on November 4, 1997, 17,988,582 shares of Class A Common Stock and 53,688,432 shares of Class B Common Stock were issued and outstanding as of October 31, 1997. Based on the foregoing, (i) each of M/C Partners II, M/CP, M/C-D, M/C-R, M/C-S, M/C-J, M/C-C, M/C-H, Gaffney and Hayes beneficially own 15.2% of the Class A Common Stock, as calculated in accordance with Rule 13d-3(d)(1) and assuming conversion of all shares of Class B Common Stock beneficially owned by it or him into Class A Common Stock on a one-for-one basis, or 4.0% based on outstanding shares of Common Stock, and (ii) each of Croll, Churchill, Gormley and Wade beneficially owns 15.8% of the Class A Common Stock, as calculated in accordance with Rule 13d-3(d)(1) and assuming conversion of all shares of Class B Common Stock beneficially owned by him into Class A Common Stock on a one-for-one basis, or 4.2% based on outstanding shares of Common Stock.

None of the Filing Persons beneficially owns any shares of Common Stock as of November 6, 1997 other than as set forth herein.

(b) Each of M/C Partners II and M/CP has sole power to vote or direct the vote of 2,893,041 shares of Common Stock (consisting of 1,866,172 shares of Class A Common Stock and 1,026,869 shares of Class B Common Stock), shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or direct the disposition of 2,893,041 shares of Common Stock (consisting of 1,866,172 shares of Class A Common Stock and 1,026,869 shares of Class B Common Stock), and shared power to dispose or direct the disposition of no shares of Common Stock. Each of M/C-D, M/C-R, M/C-S, M/C-J, M/C-C, M/C-H, Gaffney and Hayes has sole power to vote or direct the vote of no shares of Common Stock, shared power to vote or direct the vote of 2,893,041 shares of Common Stock (consisting of 1,866,172 shares of Class A Common Stock and 1,026,869 shares of Class B Common Stock), sole power to dispose or direct the disposition of no shares of Common Stock, and shared power to dispose or direct the disposition of 2,893,041 shares of Common Stock (consisting of 1,866,172 shares of Class A Common Stock and 1,026,869 shares of Class B Common Stock). Each of Croll, Churchill, Gormley and Wade has sole power to vote or direct the vote of no shares of Common Stock, shared power to vote or direct the vote of 3,015,396 shares of Common Stock (consisting of 1,939,960 shares of Class A Common Stock and 1,075,436 shares of Class B Common Stock), sole power to dispose or direct the disposition of no shares of Common Stock, and shared power to dispose or direct the disposition of 3,015,396 shares of Common Stock (consisting of 1,939,960 shares of Class A Common Stock and 1,075,436 shares of Class B Common Stock). Each of M/C-D, M/C-R, M/C-S, M/C-J, M/C-C, M/C-H, Gaffney and Hayes shares voting and dispositive power with each other and with each of Croll, Churchill, Gormley and Wade. Each of Croll, Churchill, Gormley and Wade shares voting and dispositive power with each other and with each of M/C-D, M/C-R, M/C-S, M/C-J, M/C-C, M/C-H, Gaffney, Hayes and M/C Investors.

Each of M/C Partners II, M/CP, M/C-D, M/C-R, M/C-S, M/C-J, M/C-C, M/C-H, Gaffney and Hayes disclaims beneficial ownership of any shares of Common Stock held by M/C Investors. The filing of this statement on Schedule 13D shall not be construed as an admission that any such Filing Person is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such securities.

(c) Except as set forth in Item 2 with respect to (i) the sale on October 30, 1997 by M/C Partners II of 45,000 shares of Class A Common Stock in a privately negotiated transaction, at a price of $17.00 per share for gross proceeds of $765,000 and (ii) the Merger of Western Sub and TIM on October 31, 1997, pursuant to which M/C Partners II received 1,242,784 shares of Class A Common Stock and approximately $148,625 in cash and M/C Investors received 42,176 shares of Class A Common Stock and approximately $5,045 in cash in exchange for their respective shares of TIM common stock, no transactions in the Common Stock were effected by the Filing Persons during the past sixty days. As of the date that the Merger Agreement was executed by the parties thereto, the parties assigned a value per share of $12.50 to the Class A Common Stock to be issued in the Merger.

(d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the Merger described in Item 2 above, the Company, the TIM stockholders receiving shares of Class A Common Stock, certain related parties, and First Trust of California, National Association, as Escrow Agent ("Escrow Agent"), entered into an Escrow Agreement dated October 31, 1997 (the "Escrow Agreement"). A copy of the Escrow Agreement is attached hereto as Exhibit
99.1.1. Under the terms of the Escrow Agreement, the TIM stockholders (including M/C Partners II and M/C Investors) receiving an aggregate of 1,600,000 shares of Class A Common Stock in the Merger were required, as collateral security for certain indemnification obligations they have under the Merger Agreement and related agreements, to deposit into escrow 480,000 of the 1,600,000 shares of Class A Common Stock issuable upon consummation of the Merger. Of these 480,000 shares, 372,816 shares were deposited into escrow by M/C Partners II and 12,672 shares were deposited into escrow by M/C Investors. The escrowed shares will be used to satisfy all or a portion of any indemnification claims made by one or more parties entitled to be indemnified under the Merger Agreement and related agreements, on the terms described in the Escrow Agreement. Subject to the satisfaction of certain conditions described in the Escrow Agreement, a portion of the shares may be released from escrow on the date that is one year after the date of the Escrow Agreement, and the remainder is subject to release on the date that is one year and one hundred eighty (180) days from the date of the Escrow Agreement. The Escrow Agreement also permits any party whose shares of Class A Common Stock are escrowed thereunder to substitute a cash amount in lieu of some or all of such shares, at a value of $12.50 per share.

Except as described herein, none of the Filing Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1.1 Escrow  Agreement by and among the Company,  M/C Partners II, M/C
               Investors, Escrow Agent and the other signatories thereto, dated October 31, 1997.

Exhibit 99.1.2 Joint Filing Agreement, dated as of November 10, 1997.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 10, 1997               MEDIA/COMMUNICATIONS PARTNERS II
                                         LIMITED PARTNERSHIP

                                      By: M/CP II Limited Partnership,
                                            as general partner


                                          By:  M/C II General Partner-J, Inc.,
                                                  a general partner

                                          By:   /S/ JAMES F. WADE
                                                --------------------------------
                                                     James F. Wade
                                                     Title:  President


Date: November 10, 1997               M/CP II LIMITED PARTNERSHIP

                                      By:  M/C II General Partner-J, Inc.,
                                             a general partner

                                           By: /S/ JAMES F. WADE
                                                --------------------------------
                                                    James F. Wade
                                                    Title:  President


Date: November 10, 1997                    M/C II GENERAL PARTNER-D, INC.

                                           By: /S/ DAVID D. CROLL
                                               ---------------------------------
                                                   David D. Croll
                                                   Title:  President


Date: November 10, 1997                     M/C II GENERAL PARTNER-R, INC.

                                            By: /S/ RICHARD H. CHURCHILL, JR.
                                                --------------------------------
                                                     Richard H. Churchill, Jr.
                                                     Title:  President


Date: November 10, 1997                     M/C II GENERAL PARTNER-S, INC.

                                            By: /S/ STEPHEN F. GORMLEY
                                                --------------------------------
                                                    Stephen F. Gormley
                                                    Title:  President


Date: November 10, 1997                     M/C II GENERAL PARTNER-J, Inc.

                                            By: /S/ JAMES F. WADE
                                                --------------------------------
                                                    James F. Wade
                                                    Title:  President


Date: November 10, 1997                     M/C II GENERAL PARTNER-C, INC.

                                            By: /S/ CHRISTOPHER S. GAFFNEY
                                                --------------------------------
                                                    Christopher S. Gaffney
                                                    Title:  President


Date: November 10, 1997                     M/C II GENERAL PARTNER-H, INC.

                                            By: /S/ JOHN G. HAYES
                                                --------------------------------
                                                    John G. Hayes
                                                    Title:  President


Date: November 10, 1997                     /S/ DAVID D. CROLL
                                            ------------------------------------
                                                David D. Croll

Date: November 10, 1997                     /S/ RICHARD H. CHURCHILL, JR.
                                            ------------------------------------
                                                Richard H. Churchill, Jr.

Date: November 10, 1997                     /S/ STEPHEN F. GORMLEY
                                            ------------------------------------
                                                Stephen F. Gormley

Date: November 10, 1997                     /S/ JAMES F. WADE
                                            ------------------------------------
                                                James F. Wade

Date: November 10, 1997                     /S/ CHRISTOPHER S. GAFFNEY
                                            ------------------------------------
                                                Christopher S. Gaffney

Date: November 10, 1997                     /S/ JOHN G. HAYES
                                            ------------------------------------
                                                John G. Hayes